Exhibit 99.1

Nanox Announces Second Quarter 2026 Financial Results and Provides Business Updates

Management to host conference call and webcast on Wednesday, September 9, 2026 at 8:30 AM ET

PETACH TIKVA, Israel — September 9, 2026 — NANO-X IMAGING LTD (NASDAQ: NNOX) (“Nanox” or the “Company”), an innovative medical imaging technology company, today announced results for the second quarter ended June 30, 2026, and provided a business update.

Recent Business Highlights:

●	Expanded Nanox’s presence in the U.S. through additional distribution partner agreement.

●

Advanced capital equipment sales through additional Nanox.ARC capex agreements, adding a deployed Nanox.ARC system to an internationally recognized orthopedic center in Florida, part of an integrated delivery network (IDN).

●	Launched the first Nanox Imaging Network (NIN) site, with first patient scans.

●	Signed a distribution agreement in Costa Rica, supporting the Company’s continued expansion across Latin America.

●	Continued Nanox.AI commercial and clinical momentum, adding an exclusive reseller agreement with Vertec Scientific and launching five new pilot programs.

●	Furthered the broad restructuring of Korea operations, including transitioning substantially all chip manufacturing activities to qualified third-party manufacturing partners and undertaking other efficiency initiatives, including a 67% reduction in workforce. The restructuring is expected to result in approximately $0.9 million of restructuring-related expenses and is expected to generate annual cost savings of approximately $2 million starting in 2027.

●	Expanded Nanox Health IT’s commercial activity following its acquisition at the end of 2025, with a growing customer base and more than 20 new projects going live during the first half of 2026, while making a meaningful contribution to Nanox’s revenue.

●	There has been no material change in the number of Nanox.ARC systems in various stages of deployment from the levels previously reported by the Company.

“To date there has been tangible progress in our commercialization strategy. We have expanded our U.S. distribution footprint to ten partners and begun patient scanning at our first Nanox Imaging Network site in Philadelphia. We have begun receiving reimbursement for scans from insurers for our NIN business. At the same time, Nanox.AI is gaining commercial traction from our new agreement with Vertec Scientific in the UK. In addition, we are advancing our efforts to pursue a potential new CMS reimbursement pathway that could support broader adoption,” said Erez Meltzer, Acting Chairman and Chief Executive Officer. “We have also implemented a multi-pronged cost reduction initiative that includes the restructuring of our South Korea operations, and have raised additional capital to support our operations. We remain focused on disciplined execution as we move systems from our sales pipeline into active clinical use.”

Q2 2026 Financial Highlights:

●	Q2 2026 revenues were $4.2 million, compared to $3.0 million in Q2 2025, representing a year-over-year increase of 37%. The increase was driven primarily by the consolidation of the Nanox Health IT (formerly known as Vaso Healthcare IT) business, which was consolidated as of November 19, 2025 and accounted for $0.9 million in Q2 2026. The Company generated revenues of $3.0 million from our teleradiology services, $1.0 million from our AI and Software Solutions, and $0.2 million from the sale of imaging systems and OEM services.

●	Q2 2026 adjusted EBITDA loss (a financial measure that is derived as described below under “Non-GAAP Financial Measures”) was $11.3 million, compared with adjusted EBITDA loss of $10.4 million in Q2 2025.

●	Q2 2026 GAAP gross loss margin was (1,051%), compared to a GAAP gross loss margin of (107%) for Q2 2025. Non-GAAP gross loss margin was (13%), compared to non-GAAP gross loss margin of (21%) in Q2 2025.

●

In accordance with applicable accounting standards, as of June 30, 2026, the Company performed an impairment assessment of its asset groups. The impairment assessment was triggered by a significant decline in the Company’s share price and reduced forecasted revenues and operating results. The Company recorded an impairment charge of $40.7 million, which was recorded to cost of revenues - impairment of intangible assets, reducing the fair value of the intangible assets related to its AI solutions business unit (excluding Nanox Health IT) to $1.9 million.

The Company also re-evaluated the remaining useful lives of its intangible assets and concluded that no changes were necessary. The impairment charge did not result in any cash outflow or impact the Company’s liquidity and was excluded from the calculation of adjusted EBITDA loss for the period.

●	Q2 2026 GAAP operating expenses were $11.8 million, compared to GAAP operating expenses of $11.3 million in Q2 2025. Q2 2026 non-GAAP operating expenses were $11.1 million, compared to non-GAAP operating expenses of $10.0 million in Q2 2025. The increase was primarily driven by the consolidation of the Nanox Health IT business and an increase in legal expenses.

●	Q2 2026 GAAP net loss was $55.5 million, compared to a GAAP net loss of $14.7 million in Q2 2025. Q2 2026 non-GAAP net loss was $11.6 million, compared to a non-GAAP net loss of $10.9 million in Q2 2025. The increase in net loss was mainly attributable to the impairment charge related to certain intangible assets, as described above.

●	Cash and cash equivalents as of June 30, 2026, were $31.4 million. This compares to a cash and cash equivalents balance of $60.0 million as of December 31, 2025.

●	Post-quarter-end, the Company raised aggregate gross proceeds of $8.5 million from a registered-direct offering and the Company’s at-the-market program. The Company intends to continue raising funds from various sources to strengthen its balance sheet and support its activities.

Additional information regarding the Company’s financial results and financial condition, including additional information regarding the impairment assessment described above, is included in the Company’s unaudited condensed consolidated financial statements as of, and for the three-month and six-month periods ended on, June 30, 2026, and the related Operating and Financial Review and Prospects for the six months ended June 30, 2026, attached as exhibits to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC today.

Legal Proceedings

On June 12, 2026, a class action complaint was filed in the United States District Court of New Jersey against the Company and certain of its officers, captioned Steele v. Nano-X Imaging Ltd. et al, Case No. 1:26-cv-07062. The complaint alleges violations of federal securities laws on behalf of all persons and entities that purchased or otherwise acquired the Company’s publicly traded securities between March 31, 2025 and April 17, 2026 in connection with certain disclosures concerning the Company’s business, operations, and prospects, including with respect to the Company’s manufacturing facility in Korea. The plaintiff is seeking money damages. On August 11, 2026, three shareholders filed motions for appointment as lead plaintiff, which remain outstanding. Due to the early stage of the case, it is not possible to assess the probability of a loss or reasonably estimate the ultimate costs and damages. Consequently, no accrual has been made in the financial statements regarding this matter.

Non-GAAP Financial Measures

Nanox presents in this press release and in its quarterly conference call being held today certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), including non-GAAP gross loss margin, non-GAAP operating expenses, non-GAAP net loss, and adjusted EBITDA loss. These non-GAAP measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies.

The Company’s definition of non-GAAP net loss adjusts GAAP net loss to exclude impairment of intangible assets, share-based compensation expenses, amortization of intangible assets, income related to settlement with a shareholder, and changes in earnout liability. The Company’s definition of adjusted EBITDA loss reflects the adjustments described in the preceding sentence to the Company’s GAAP net loss, as further adjusted to exclude depreciation, financial expenses and tax expenses.

The Company’s management and board of directors utilize these non-GAAP financial measures to evaluate the Company’s performance. The Company provides these non-GAAP measures of the Company’s performance to investors because management believes that these non-GAAP financial measures, when viewed with the Company’s results under GAAP and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance. Further, these non-GAAP measures should not be considered measures of the Company’s liquidity. A reconciliation of certain GAAP to non-GAAP financial measures has been provided in the tables included in this press release.

Conference Call and Webcast Details

Wednesday, September 9, 2026 @ 8:30am ET

Individuals interested in listening to the Company’s second quarter results conference call may do so by joining the live webcast at the “Investors” section of the Nanox website under “Events & Presentations”. Alternatively, individuals can register online to receive a dial-in number and personalized PIN to participate in the conference call, via a link under “Events and Presentations”. An archived webcast of the event will be available for replay following the event.

About Nanox

Nanox (NASDAQ: NNOX) is focused on driving the world’s transition to preventive health care by delivering an integrated, end-to-end medical imaging and healthcare services platform.

Nanox combines affordable imaging hardware, advanced AI-based solutions, cloud-based software, access to remote radiology, health IT solutions, and a marketplace to enable earlier detection, improved clinical efficiency, and broader access to care.

Nanox’s vision is to expand the reach of medical imaging both within and beyond traditional hospital settings by providing a seamless solution from scan to interpretation and beyond. By leveraging proprietary digital X-ray technology, AI-driven analytics, and a clinically driven approach, Nanox aims to enhance the efficiency of routine imaging workflows, support early detection of disease, and improve patient outcomes.

The Nanox ecosystem includes Nanox.ARC, a cost-effective, 3D multi-source digital tomosynthesis imaging system designed for ease of use and scalability; Nanox.AI, a suite of AI-based algorithms that augment the interpretation of routine CT imaging to identify early signs often associated with chronic disease; Nanox.CLOUD, a cloud-based platform for secure data management, storage, and advanced imaging analytics; Nanox.MARKETPLACE and USARAD Holdings, which provides access to remote radiology and cardiology experts and comprehensive teleradiology services; and Nanox Health IT combines deep healthcare IT expertise with leading technology partners to deliver RIS, PACS, AI, dictation, and secure infrastructure solutions that streamline workflows and support safer, more efficient care delivery.

By integrating imaging technology, AI, cloud infrastructure, clinical expertise, a marketplace, and health information technology, Nanox seeks to lower barriers to adoption, improve utilization, and advance preventive care worldwide. For more information, please visit https://www.nanox.vision.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, statements regarding: the Company’s expected commercialization efforts, business strategy and long-term growth opportunities; the expected timing, pace, extent and success of deployments, installations, activations and utilization of Nanox.ARC systems, including under the Nanox Imaging Network; the anticipated benefits, timing and extent of activity under existing and new commercial, distribution and strategic agreements, including contemplated deployments of systems over the coming years; the anticipated cost savings relating to the restructuring of the Company’s South Korea operations; and the initiation, timing, progress and results of the Company’s research and development, manufacturing, and commercialization activities with respect to its X-ray source technology and the Nanox.ARC. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information the Company has when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (i) Nanox’s ability to complete development of the Nanox System; (ii) Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; (iii) Nanox’s history of recurring losses and negative cash flows from operating activities, significant future commitments and the uncertainty regarding the adequacy of Nanox’s liquidity to pursue its complete business objectives, and substantial doubt regarding its ability to continue as a going concern; (iv) Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its technology, the Nanox.ARC and Nanox.CLOUD from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (v) Nanox’s ability to realize the anticipated benefits of recent acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees; (vi) Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC; (vii) the market acceptance of the Nanox System and the proposed pay-per-scan business model; (viii) Nanox’s expectations regarding collaborations with third-parties and their potential benefits; (ix) Nanox’s ability to conduct business globally; (x) changes in global, political, economic, business, competitive, market and regulatory forces; (xi) risks related to the recent wars between Israel and the United States, on the one hand, and Iran and its proxies, on the other hand, and any worsening of the situation in Israel; and (xii) risks related to litigation, including the class action complaint filed against the Company, which may result in significant liability and damage to the Company’s reputation. For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox’s actual results to differ from those contained in the Forward-Looking Statements, see “Item 3.D Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2025, and subsequent documents or reports of Nanox filed with, or furnished to, the U.S. Securities and Exchange Commission. The reader should not place undue reliance on any forward-looking statements included in this press release. Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this press release to conform these statements to actual results or to changes in the Company’s expectations.

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except share and per share data)

	June 30, 2026	December 31, 2025
	U.S. Dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	31,023	49,151
Short-term deposits	-	10,459
Accounts receivables net of allowance for credit losses of $371 as of June 30, 2026, and $367 December 31, 2025, respectively.	1,887	2,013
Inventories	3,418	3,070
Prepaid expenses	918	1,255
Other current assets	1,740	845
TOTAL CURRENT ASSETS	38,986	66,793

NON-CURRENT ASSETS:
Restricted deposit	394	361
Property and equipment, net	31,614	29,677
Goodwill	316	316
Operating lease right-of-use asset	3,311	3,518
Intangible assets	14,164	59,868
Other non-current assets	2,400	1,632
TOTAL NON-CURRENT ASSETS	52,199	95,372
TOTAL ASSETS	91,185	162,165

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Short-term loan	2,919	3,136
Accounts payable	2,138	2,886
Accrued expenses	2,868	4,224
Deferred revenue	601	534
Contingent short-term earnout liability	293	304
Current maturities of operating lease liabilities	979	950
Other current liabilities	3,916	4,854
TOTAL CURRENT LIABILITIES	13,714	16,888

NON-CURRENT LIABILITIES:
Non-current operating lease liabilities	3,829	3,765
Non-current deferred revenue	6	17
Contingent long-term earnout liability	84	173
Deferred tax liability	411	600
Other long-term liabilities	673	990
TOTAL NON-CURRENT LIABILITIES	5,003	5,545
TOTAL LIABILITIES	18,717	22,433

COMMITMENTS AND CONTINGENCIES (Note 3)

SHAREHOLDERS’ EQUITY:
Ordinary Shares, par value NIS 0.01 per share 100,000,000 authorized at June 30, 2026 and December 31, 2025, 70,061,338 and 69,590,228 issued and outstanding at June 30, 2026 and December 31, 2025, respectively	199	198
Additional paid-in capital	590,788	588,301
Accumulated deficit	(518,519)	(448,767)
TOTAL SHAREHOLDERS’ EQUITY	72,468	139,732
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	91,185	162,165

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS

(U.S. dollars in thousands except share and per share data)

	Six Months Ended June 30,		Three Months Ended June 30,
	2026	2025	2026	2025
REVENUE	8,467	5,855	4,156	3,040

COST OF REVENUE	14,034	12,144	7,135	6,280
COST OF REVENUE – IMPAIRMENT OF INTANGIBLE ASSETS	40,695	-	40,695	-

GROSS LOSS	(46,262)	(6,289)	(43,674)	(3,240)

OPERATING EXPENSES:
Research and development, net	9,505	9,812	4,707	4,834
Sales and marketing	4,064	2,178	1,900	1,239
General and administrative	10,684	10,265	5,444	5,127
Change in contingent earnout liability	27	-	(1)	-
Other expenses (income), net	(507)	37	(247)	51
TOTAL OPERATING EXPENSES	23,773	22,292	11,803	11,251
OPERATING LOSS	(70,035)	(28,581)	(55,477)	(14,491)
FINANCIAL INCOME (EXPENSE), net	308	616	(61)	(149)
OPERATING LOSS BEFORE INCOME TAXES	(69,727)	(27,965)	(55,538)	(14,640)

INCOME TAX (EXPENSE) BENEFIT	(25)	4	51	(82)
NET LOSS	(69,752)	(27,961)	(55,487)	(14,722)

BASIC AND DILUTED LOSS PER SHARE	(1.00)	(0.44)	(0.79)	(0.23)
Weighted average number of basic and diluted ordinary shares outstanding (in thousands)	69,776	63,873	69,931	63,910

Net Loss	(69,752)	(27,961)	(55,487)	(14,722)
Other comprehensive income:
Unrealized gain from marketable securities	-	2	-	4
Total other comprehensive income:	-	2	-	4
Total comprehensive loss	(69,752)	(27,959)	(55,487)	(14,718)

NANO-X IMAGING LTD.

UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive loss	Accumulated deficit	Total
	U.S. Dollars in thousands
BALANCE AT JANUARY 1, 2026	69,590,228	198	588,301	-	(448,767)	139,732
Changes during the period:6
Issuance of ordinary shares upon exercise of RSUs	21,110	*	-	-	-	-
Issuance of ordinary shares per settlement with a shareholder	450,000	1	777	-	-	778
Share-based compensation	-	-	1,710	-	-	1,710
Net loss for the period	-	-	-	-	(69,752)	(69,752)
BALANCE AT JUNE 30, 2026	70,061,338	199	590,788	-	(518,519)	72,468

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive loss	Accumulated deficit	Total
	U.S. Dollars in thousands
BALANCE AT JANUARY 1, 2025	63,762,001	181	562,688	(1)	(373,749)	189,119
Changes during the period:
Issuance of ordinary shares upon exercise of RSUs	6,490	*	-	-	-	-
Issuance of ordinary shares upon exercise of options	54,903	*	121	-	-	121
Issuance of ordinary shares due the settlement of contingent earnout	116,226	*	-	-	-	*
Share-based compensation	-	-	2,277	-	-	2,277
Unrealized gain from marketable securities	-	-	-	2	-	2
Net loss for the period	-	-	-	-	(27,961)	(27,961)
BALANCE AT JUNE 30, 2025	63,939,620	181	565,086	1	(401,710)	163,558

*	Less than $1.

				Accumulated
	Ordinary shares		Additional	other
	Number of		paid-in	comprehensive	Accumulated
	shares	Amount	capital	loss	deficit	Total
	U.S. Dollars in thousands
BALANCE AT APRIL 1, 2026	69,600,783	198	589,142	-	(463,032)	126,308
Changes during the period:
Issuance of ordinary shares upon exercise of RSUs	10,555	*	-	-	-	-
Issuance of ordinary shares per settlement with a shareholder	450,000	1	777	-	-	778
Share-based compensation	-	-	869	-	-	869
Net loss for the period	-	-	-	-	(55,487)	(55,487)
BALANCE AT JUNE 30, 2026	70,061,338	199	590,788	-	(518,519)	72,468

				Accumulated
	Ordinary shares		Additional	other
	Number of		paid-in	comprehensive	Accumulated
	shares	Amount	capital	loss	deficit	Total
	U.S. Dollars in thousands
BALANCE AT APRIL 1, 2025	63,819,170	181	563,975	(3)	(386,988)	177,165
Changes during the period:
Issuance of ordinary shares upon exercise of RSUs	3,245	*	-	-	-	-
Issuance of ordinary shares upon exercise of options	979	*	-	-	-	-
Issuance of ordinary shares due the settlement of contingent earnout	116,226	*	-	-	-	*
Unrealized gain from marketable securities	-	-		4	-	4
Share-based compensation	-	-	1,111	-	-	1,111
Net loss for the period	-	-		-	(14,722)	(14,722)
BALANCE AT JUNE 30, 2025	63,939,620	181	565,086	1	(401,710)	163,558

*	Less than $1.

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Six Months Ended June 30,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(69,752)	(27,961)
Adjustments required to reconcile net loss to net cash used in operating activities:
–Share-based compensation	1,710	2,277
Amortization of intangible assets	5,009	5,306
Impairment of Intangible assets	40,695	-
Change in contingent earnout liability	27	-
Depreciation	629	586
Deferred tax liability, net	(189)	(188)
Exchange rate differentials	(7)	329
Amortization of premium, discount and accrued interest on marketable securities	-	64
Interest on long-term deposits	-	(243)
Interest on short-term deposits	(92)	-
Loss from disposal of property and equipment	-	71
Changes in Operating Assets and Liabilities:
Accounts receivable, net	126	(75)
Change in inventories	(1,063)	(63)
Prepaid expenses and other current assets	(558)	776
Other non-current assets	142	30
Accounts payable	(748)	(322)
Accrued expenses and other liabilities	(1,516)	(840)
Operating lease assets and liabilities	300	381
Deferred Revenue	56	84
Other long-term liabilities	(317)	150
Net cash used in operating activities	(25,548)	(19,638)

CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:
Proceeds from maturity of marketable securities	-	16,295
Maturity of short-term deposits	10,551	15,500
Purchase of property and equipment	(2,761)	(1,579)
Net cash provided by investing activities	7,790	30,216

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment due to settlement of contingent earnout liabilities	(127)	-
Proceeds from issuance of ordinary shares upon exercise of options	-	121
Net cash (used in) provided by financing activities	(127)	121

EFFECT OF CHANGES IN EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	(243)	(99)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(18,128)	10,600
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	49,151	39,304
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	31,023	49,904

SUPPLEMENTARY INFORMATION ON ACTIVITIES INVOLVING CASH FLOWS
Cash paid for interest	63	68
Cash paid for income taxes	170	184
SUPPLEMENTARY INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS -
Non-cash purchase of property and equipment	374	398
Issuance of ordinary shares per settlement with a shareholder	778	-
Operating lease liabilities arising from obtaining operating right-of use assets	38	93

UNAUDITED GAAP-NON-GAAP RECONCILIATION TABLES

(U.S. dollars in thousands)

	Six Months Ended June 30,		Three Months Ended June 30,
	2026	2025	2026	2025
GAAP gross loss margin	(546)%	(107)%	(1,051)%	(107)%
Non-GAAP adjustments:
Amortization of intangible assets	57%	87%	58%	84%
Impairment of intangible assets	481%	-	979%	-
Share-based compensation	1%	2%	1%	2%
Non-GAAP gross loss margin	(8)%	(18)%	(13)%	(21)%
GAAP sales and marketing expenses	4,064	2,178	1,900	1,239
Non-GAAP adjustments:
Amortization of intangible assets	221	194	111	97
Share-based compensation	232	172	116	88
Non-GAAP sales and marketing expenses	3,611	1,812	1,673	1,054
GAAP general and administrative expenses	10,684	10,265	5,444	5,127
Non-GAAP adjustments:
Class-action litigation	15	33	15	33
Share-based compensation	972	1,307	493	638
Non-GAAP general and administrative expenses	9,697	8,925	4,936	4,456
GAAP Other expenses (income)	(507)	37	(247)	51
Non-GAAP adjustments:
Change in accrual in connection with the settlement with a shareholder	482	-	243	-

Non-GAAP Other expenses (income)	(25)	37	(4)	51

UNAUDITED RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET LOSS AND TO ADJUSTED EBITDA

(U.S. dollars in thousands)

	Three Months Ended June 30,
	2026	2025
GAAP NET LOSS	(55,487)	(14,722)
Impairment of intangible assets	40,695	-
Share-based compensation	869	1,111
Amortization of intangible assets	2,505	2,653
Income related to settlement with a shareholder	(243)	-
Class-action litigation	15	-
Changes in earnout liability	(1)	-
NON-GAAP NET LOSS	(11,647)	(10,958)
Depreciation	314	296
Income tax expenses (benefit)	(51)	82
Financial expenses	61	149
ADJUSTED EBITDA	(11,323)	(10,431)

For more information please contact:

Investors

Mike Cavanaugh, ICR Healthcare

mike.cavanaugh@icrhealthcare.com